April 14, 2020

Kenneth Tapp
Chief Executive Officer
MjLink.com, Inc.
3465 Gaylord Court, Suite A509
Englewood, CO 80113

       Re: MjLink.com, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed March 31, 2020
           File No. 024-11154

Dear Mr. Tapp:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 11, 2020 letter.

Amendment No. 1 to Offering Circular on Form 1-A

Cover Page

1. You state in your response to prior comment one that there is no minimum offering requirement, but you continue to refer to a minimum offering amount under the heading
      "Continuous Offering" on the cover page. You also state in a risk factor on page 27 that
      "investors' subscription funds in excess of the minimum investment of $1,000 will be used by us as soon as they are received." We also note reference in the escrow agreement filed as Exhibit 1A-8 refers to a $500 minimum offering amount. Please revise your offering circular to differentiate between the minimum amount of securities an investor must purchase with, if applicable, the minimum amount of proceeds the company must raise in order for the offering to close.
 Kenneth Tapp
MjLink.com, Inc.
April 14, 2020
Page 2
2. In the second paragraph of the cover page you describe various terms of the offering. You then state at the end of the paragraph that "[w]e reserve the right to change all of the foregoing terms based on, among other things, changed circumstances." Please clarify that you will reflect any changes to the offering in an offering circular supplement or post qualification amendment, as appropriate.
Certain Relationships and Related Party Transactions, page 51

3. Please disclose that there have been related party transactions and provide a cross-
         reference to the discussion of the related party transactions set forth in Note 4 to your financial statements.
Description of Capital Stock, page 52

4. Please clarify the number and classes of common and preferred stock that are authorized.
         You disclose under "General" on page 52 that you have 40 million shares of authorized common stock, with 20 million designated as Class A common stock, and 5 million shares of preferred stock. You then disclose under "Common Stock" that you have "one class of
         Common Stock authorized, issued and outstanding as of the date of this Offering Circular:
         Common Stock." You further disclose under "Changes in Authorized Number" on page
         53 that "[o]n February 10, 2020, we filed a Certificate of Amendment to our Certificate of
         Incorporation to increase our authorized common shares form [sic] 1,500 shares to
         100,000,000 shares." Your certificate of incorporation filed as
Exhibit 2.1 discloses that
         you had 1,500 authorized shares and that you amended your certificate on February 10,
         2020 to authorize 100 million shares of common stock. Your certificate of incorporation makes no mention of preferred stock. Please reconcile these disclosures.
Exclusive Venue, page 53

5. We are unable to locate any exclusive forum provisions in either your certificate of incorporation or bylaws. Please remove this disclosure to avoid confusion.
Condensed Consolidated Statements of Operations, page F-4

6. Please present your net loss per share and weighted average shares outstanding used to determine your net loss per share. We refer you to ASC 260-10-45 and 10-50.
Condensed Consolidated Statements of Cash Flows, page F-6
FirstName LastNameKenneth Tapp
7. Please explain why the "adjustments to reconcile net loss to net cash used in operating
Comapany NameMjLink.com,this Statement does not agree to the changes in the operating assets activities" presented in Inc.
April 14, 2020 Page 2 presented in your Balance Sheet.
       and liabilities as
FirstName LastName
 Kenneth Tapp
FirstName LastNameKenneth Tapp
MjLink.com, Inc.
Comapany NameMjLink.com, Inc.
April 14, 2020
Page 14,
April 3 2020 Page 3
FirstName LastName
Note 1 - Organization and Description of Business
Financial Statement Presentation, page F-7

8. Your disclosures include references to the financial statements as interim financial statements, however, the financial statements are presented for an annual period. Similar disclosure is provided on page 33. Please revise accordingly.
Note 2   Summary of Significant Accounting Policies
Basis of presentation, page F-7

9. You state in your response to prior comment 17 that MjLink did not have any expenses until it hired its first employee on January 2, 2019. However, page 29 of the Form 10-K for the fiscal year ended December 31, 2018 filed by Social Life Network, Inc. discloses that its compensation expense increased to $38,494 for the three-month period ended
         December 31, 2018 and the increase was primarily attributed to new hires at MjLink. SAB
         Topic 1.B.1 would require the results of operations, financial position and cash flows of
         MjLink to be presented as though MjLink existed on a stand-alone basis during the period presented by reflecting the expenses that the parent incurred on behalf of MjLink using a reasonable method of allocation. Please revise the presentation accordingly or explain the discrepancy between the disclosure of the parent and presentation of MjLink. Refer to
         SAB Topic 1.B.1. In addition, please include management's assertion pursuant to the disclosures as required by Question 2 of this SAB Topic.
Principles of consolidation, page F-8

10. This disclosure appears to be from your parent financial statements and does not apply to the stand-alone financial statements of your company. Please revise this statement and indicate whether MjLink.com owns subsidiaries that it consolidates. Reclassifications, page F-8

11. You disclose that certain reclassifications have been made to the prior period financial information to conform to the presentation used in the financial statements for the nine months ended December 31, 2019. However, page 33 discloses reclassifications for the twelve months ended December 31, 2019. Additionally, similar references to the nine months ended December 31, 2019 have been made throughout the filing. Please revise accordingly since you are not presenting any activities or balances for the prior period.
Net Loss Per Share, page F-9

12. You disclose that you had outstanding warrants of 815,001 for the year ended 2018 and
         454,743 as of December 31, 2019 through your obligations to your parent company Social
         Life Network, Inc. Please tell us why these have been issued and how these have been accounted for. We refer you to ASC 505-10-50-3.
 Kenneth Tapp
FirstName LastNameKenneth Tapp
MjLink.com, Inc.
Comapany NameMjLink.com, Inc.
April 14, 2020
Page 14,
April 4 2020 Page 4
FirstName LastName
Exhibits

13. In response to prior comment 4, you have included an exclusive forum provision in your subscription agreement filed as Exhibit 4.1, which provides that exclusive venue for any dispute arising out of the subscription agreement or the shares being issued shall be the state court in Delaware or the US District Court located in Wilmington, Delaware. Please state in your subscription agreement whether this provision applies to actions arising under the Securities Act or Exchange Act, and provide conforming disclosure in the offering circular where you describe the exclusive forum provision in the risk factor on page 27 and in your plan of distribution on page 55. In addition, revise the disclosure on page 55 about the governing laws and exclusive forum provisions in your subscription so that it is consistent with your specific provisions. For example, the disclosure refers to the laws and courts of the state of Nevada.
14. We note that the company is incorporated in Delaware, but you have filed as Exhibit 12.1 an opinion from counsel on the legality of the shares covered by the offering statement under Nevada law. Please provide an opinion on the legality of the shares under Delaware law.
General

15. We note your response to prior comment 20. However, the offering circular continues to state that MJLink is a wholly owned subsidiary of Social Life Network while also disclosing that existing shareholders of MJLink other than Social Life Network hold
         15,338,769 shares of MJLink common stock. Please reconcile these statements.
16. You state in response to prior comment 5 that you have eliminated all references and disclosure pertaining to a spinout of MjLink from its parent, Social Life Network, Inc.
         Your disclosure under "Common Stock" in Note 8 to the financial statements appears to be predicated upon conducting a spinout of MjLink. If so, please remove this disclosure.
       You may contact Amanda Kim, Staff Accountant, at (202) 551- 3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Frederick M. Lehrer